1275 Pennsylvania Ave., NW	ATLANTA
Washington, DC 20004-2415	AUSTIN
202.383.0100 Fax 202.637.3593	HOUSTON
www.sutherland.com	NEW YORK
WASHINGTON DC
STEVEN B. BOEHM
DIRECT LINE: 202.383-0176
E-mail: steven.boehm@sutherland.com
May 29, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Fifth Street Finance Corp. — Preliminary Proxy
Statement on Schedule 14A
Dear Sir or Madam:
     On behalf of Fifth Street Finance Corp., we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.
     Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Steven B. Boehm

cc:	Bernard D. Berman
8392454.1
SUTHERLAND ASBILL AND BRENNAN LLP